SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 10)

                     Loctite Corporation
                     -------------------
                      (Name of Issuer)

                Common Stock, $.01 par value
               ------------------------------
               (Title of Class of Securities)

                         540137 10 6
                       --------------
                       (CUSIP Number)


                   William A. Groll, Esq.
             Cleary, Gottlieb, Steen & Hamilton
                      One Liberty Plaza
                  New York, New York  10006
                       (212) 225-2000
     --------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       August 28, 1995
               ------------------------------
                (Date of Event which Requires
                  Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ].

     Check the following box if a fee is being paid with the statement [ ].

                        SCHEDULE 13D

CUSIP NO.  540137 10 6
- ----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HC Investments, Inc. 51-0318575
- ----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [   ]
                                                       (b)  [ X ]
- ----------------------------------------------------------------------
3   SEC USE ONLY

- ----------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF, WC
- ----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [   ]
- ----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- ----------------------------------------------------------------------
               7  SOLE VOTING POWER

                  11,208,224
NUMBER OF      -------------------------------------------------------
SHARES         8  SHARED VOTING POWER
BENEFICIALLY
OWNED BY          None
EACH           -------------------------------------------------------
REPORTING      9  SOLE DISPOSITIVE POWER
PERSON
WITH              11,208,224
               -------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  None
- ----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,208,224
- ----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                        [   ]

- ----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.7%
- ----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
- ----------------------------------------------------------------------

     This Amendment No. 10 (this "Amendment") amends and supplements the Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     HCI expended an aggregate of approximately $1,150,000 in connection with its acquisitions, since July 31, 1995 (the date of Amendment No. 9 to the Schedule 13D), of 24,500 shares of Common Stock. The sources of such funds were working capital of HCI, as well as loans from Henkel Corporation from its own working capital.

Item 4.  Purpose of Transaction.

     In connection with Loctite's announced stock repurchase program, Henkel KGaA sent a letter to Loctite agreeing to refrain from purchasing additional shares of Common Stock as set forth in the letter. A copy of the letter, dated August 28, 1995, is filed as
Exhibit 14 hereto and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) At the date hereof, HCI beneficially owns 11,208,224 shares of Common Stock, representing approximately 31.7% of the 35,369,675 shares of Common Stock outstanding on June 30, 1995, as reported in Loctite's Form 10-Q for the quarterly period ended June, 1995. Subject to the limitations of the Agreement and the Rights Agreement, HCI has sole power to vote and to dispose of the shares of Common Stock beneficially owned by it.

     Subject to the limitations of the Agreement, the Rights Agreement and the letter referred to in Item 4, HCI has a right of first refusal with respect to shares of Common Stock representing approximately 10% of the outstanding Common Stock. Henkel disclaims beneficial ownership with respect to all shares of Common Stock subject to the right of first refusal.

     (c) Certain information with respect to each transaction in the Common Stock since July 31, 1995 (the date of Amendment No. 9 to the
Schedule 13D) is set forth in Exhibit 15 hereto. Except as set forth herein and in Amendment No. 9 to the Schedule 13D, no transactions in shares of Common Stock were effected during the past 60 days by HCI, or, to the best of its knowledge, by Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     A copy of the letter, dated August 28, 1995, from Henkel KGaA to Loctite setting forth the agreement of Henkel to refrain from purchasing additional shares of Common Stock as set forth in the letter is filed as Exhibit 14 hereto and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

         Exhibit 14.     Letter, dated August 28, 1995, from
                         Henkel KGaA to Loctite.

         Exhibit 15.     Purchases of Common Stock from
                         July 31, 1995 through August 28, 1995.



                               Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 1995

                                   HC Investments, Inc.


                                   By:  /Ernest G. Szoke, Secretary/
                                       ------------------------------
                                         Ernest G. Szoke, Secretary

                             Exhibit Index

Exhibit Number                                          Page Number
- --------------                                          -----------

Exhibit 1           Stock Purchase Agreement                *A
                    between Henkel of America,
                    Inc. and certain stockholders
                    of Loctite dated as of May
                    23, 1985

Exhibit 2           Investment Agreement between            *A
                    Henkel of America, Inc. and
                    Loctite dated May 23, 1985

Exhibit 3           Amendment to Stock Purchase             *A
                    Agreement between Henkel
                    Corporation and certain
                    stockholders of Loctite dated
                    as of October 11, 1985

Exhibit 4           Press Release issued by                 *B
                    Henkel KGaA on March 19, 1991

Exhibit 5           Press Release issued by                 *C
                    Henkel KGaA on May 6, 1991

Exhibit 6           Agreement among Frederick B.            *D
                    Krieble, Theta and Henkel
                    Corporation dated as of
                    January 31, 1992

Exhibit 7           Acknowledgment of Loctite               *D
                    dated February 4, 1992

Exhibit 8           Agreement, dated as of April            *E
                    14, 1994, among Henkel KGaA,
                    Henkel Corporation, HCI and
                    Loctite

Exhibit 9           Rights Agreement, dated as of           *E
                    April 14, 1994, between
                    Loctite and The First
                    National Bank of Boston

Exhibit 10          Press Release issued by                 *E
                    Henkel KGaA on April 14, 1994

Exhibit 11          Purchases of Common Stock               *E
                    from March 6, 1992 through
                    April 14, 1994

Exhibit 12          Purchases of Common Stock               *F
                    from April 14, 1994 through
                    October 14, 1994

Exhibit 13          Purchases of Common Stock               *G
                    during 60 day period through
                    July 28, 1995

Exhibit 14          Letter, dated August 28,                 8
                    1995, from Henkel KGaA to
                    Loctite

Exhibit 15          Purchases of Common Stock                9
                    from July 31, 1995 through
                    August 28, 1995


*A Previously filed as an Exhibit to the Schedule 13D on November 6, 1985.

*B   Previously filed as an Exhibit to Amendment No. 3 to the
     Schedule 13D on March 20, 1991.

*C   Previously filed as an Exhibit to Amendment No. 4 to the
     Schedule 13D on May 8, 1991.

*D   Previously filed as an Exhibit to Amendment No. 5 to the
     Schedule 13D on March 2, 1992.

*E   Previously filed as an Exhibit to Amendment No. 7 to the
     Schedule 13D on April 14, 1994.

*F   Previously filed as an Exhibit to Amendment No. 8 to the
     Schedule 13D on October 17, 1994.

*G   Previously filed as an Exhibit to Amendment No. 9 to the
     Schedule 13D on July 31, 1995.